EXHIBIT 12 – COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Nine Months Ended September 30,		Year Ended
	2002	2001	2001	2000	1999	1998	1997
Income (loss) before income taxes, equity in earnings of non-consolidated affiliates and extraordinary item	892,421	(830,752)	(1,259,390)	688,384	220,213	117,922	104,077
Dividends and other received from nonconsolidated affiliates	3,207	4,332	7,426	4,934	7,079	9,168	4,624

Total	895,628	(826,420)	(1,251,964)	693,318	227,292	127,090	108,701

Fixed Charges
Interest expense	326,652	441,635	575,057	413,425	192,321	135,766	75,076
Amortization of loan fees	9,535	10,995	14,648	12,401	1,970	2,220	1,451
Interest portion of rentals	210,787	132,565	233,353	150,317	24,511	16,044	6,120

Total fixed charges	546,974	585,195	823,058	576,143	218,802	154,030	82,647

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	546,974	585,195	823,058	576,143	218,802	154,030	82,647

Total earnings available for payment of fixed charges	1,442,602	(241,225)	(428,906)	1,269,461	446,094	281,120	191,348

Ratio of earnings to fixed charges	2.64	(.41)	(.52)	2.20	2.04	1.83	2.32

Rental fees and charges	602,249	378,757	666,724	429,476	306,393	200,550	76,500
Interest rate	35%	35%	35%	35%	8%	8%	8%